Exhibit 99.1

MODIFICATION OF LEASE AGREEMENT

AGREEMENT made this 29th day of July, 2011 by and between Huntington Quadrangle 2 LLC, a New York limited liability company with offices at 100 Jericho Quadrangle, Jericho, New York 11753, (“Landlord”) and FalconStor Software, Inc., a Delaware corporation with offices located at 2 Huntington Quadrangle , Melville, New York 11747 (“Tenant”).

W I T N E S S E T H :

WHEREAS, Landlord and Tenant entered into an Agreement of Lease dated as of August 21, 2003, covering 45,343 rentable square feet of upper floor space known as Suite 2S01 (the “Original Premises”), in the building known as Two Huntington Quadrangle, Melville, New York, 11747 (the “Building”), such lease being hereinafter referred to as the “Lease”; and

WHEREAS, the Lease provides that the Expiration Date of the term of the Lease is February 28, 2012;

WHEREAS, Landlord and Tenant desire to amend the Lease to extend the term thereof;

WHEREAS, Landlord desires to lease to Tenant and Tenant desires to hire from Landlord an additional 13,875 rentable square feet of certain first floor space in the Building known as Suite 1S20, as substantially shown on the rental plan annexed hereto as Exhibit 1A, (the “Additional Premises”); and

WHEREAS the parties desire to amend the Lease in certain other mutually agreeable respects.

NOW, THEREFORE, effective upon the execution hereof (the “Effective Date”), unless otherwise stated herein, the parties hereto hereby agree as follows:

1.	All capitalized terms not otherwise defined herein shall take their meanings as stated in the Lease.

2.
Effective as of August 1, 2011, Article 1 of the Lease is hereby amended to provide that the Demised Premises shall include both the Original Premises and the Additional Premises. With regard to the Additional Premises such date shall be hereinafter referred to as the (“Additional Premises Commencement Date”).

Notwithstanding the foregoing, if on the Additional Premises Commencement Date, “Landlord’s Initial Construction” (as defined in Section 5 hereof) of the Additional Premises shall not have been “substantially completed”, then the Additional Premises Commencement Date shall be postponed until the date on which such Landlord’s Initial Construction shall be “substantially completed”. “Substantially completed” as used herein is defined to mean when the only items of Landlord’s Initial Construction to be completed are those which neither the non-completion of which nor the work necessary to complete same materially interfere with the Tenant’s use and occupancy of the Additional Premises. Should the Additional Premises Commencement Date be a date other than the first day of the month, the Tenant shall pay a pro rata portion of the rent for the Additional Premises from such date to the first day of the following month.

The parties hereby agree that for all purposes of the Lease, that as of the Additional Space Commencement Date, the Demised Premises will consist of 59,218 square feet.

3.	Article 2 of the Lease is hereby amended by changing the Expiration Date from “February 28, 2012” to “February 28, 2017”.

FalconStor Software Corporation

4.	Article 3 of the Lease is hereby deleted in its entirety and replaced as follows:

“RENT

A. The base annual rental rate payable by Tenant is set forth on the attached Exhibit 2, the (“Rent”) which Tenant agrees to pay in equal monthly installments in advance, on the first day of each calendar month during the Demised Term at the office of Landlord. Tenant shall pay the rent as above and as hereinafter provided, without any set off or deduction whatsoever.

B. If Tenant shall fail to pay when due any installment of fixed annual rent or any payment of additional rent for a period of five (5) days after such installment or payment shall have become due, Tenant shall pay interest on the amount of such installment outstanding at the lesser rate of (i) four percent (4%) per annum in excess of the prime interest rate of Citibank, N.A., as publicly announced from time to time or, if Citibank, N.A. shall cease to exist or announce such rate, any similar rate designated by Landlord which is publicly announced from time to time by any other bank in the City of New York having combined capital and surplus in excess of One Hundred Million and 00/100 Dollars ($100,000,000) (“Prime Rate”), or (ii) the maximum rate of interest, if any, which Tenant may legally contract to pay, from the date when such installment or payment shall have become due to the date of the payment thereof, and such interest shall be deemed additional rent. In addition, Tenant shall pay to Landlord a late fee in the amount of five percent (5%) of such overdue amount (“Late Fee”) to compensate Landlord for its administrative costs associated with such failure to timely pay. Such fee shall be deemed additional rent and shall be payable immediately upon demand (the “Default Rate”). This provision is in addition to all other rights or remedies available to Landlord for nonpayment of fixed annual rent or additional rent under this lease and at law and in equity. Notwithstanding the foregoing, Tenant shall be permitted one late payment (not exceeding 10 days after written notice from Landlord) in each 12 month period without obligation to pay the Late Fee.”

5.
A. Article 5 of the Lease shall not apply to this Modification of Lease Agreement. Tenant is fully familiar with the Original Premises and agrees to take the same in its “as-is” condition. Tenant agrees that Landlord shall have no obligation to perform any construction or make any improvements in order to prepare the Original Premises for Tenant’s occupancy, but nothing in this paragraph shall derogate from Landlord’s ongoing obligations as set forth in the Lease.

B. In the Additional Premises, prior to and as a condition of the Additional Premises Commencement Date, Landlord at Landlord’s expense shall, in accordance with Exhibit 2 annexed hereto:

(i)           provide a 2’ x 2’ acoustical tile ceiling with a Travertine finish of building standard specification as manufactured by National Gypsum Corporation or equal;

(ii)           provide 2’ x 4’, fully recessed, return air handling, low glare T8 fixtures each having an open aluminum louver with parabolic shaped contours and light switches and sensors. These will be positioned to conform to the room layout in the manner best allowed by the ceiling grid pattern. Each fixture will be equipped with three 32 watt fluorescent lamps. The number of fixtures furnished and installed will be per an agreed-upon lighting plan;

(iii)           in accordance with New York State Energy Conservation Code and the Regulations of the United States Department of Energy will modify the air-conditioning system by the addition of ducts, registers, diffusers and other appurtenances to provide fresh air at a rate not less than .15 cubic feet per minute per square foot of usable area on average and to maintain the premises at not less than 65oF Dry Bulb and not more than 78oF Dry Bulb providing that (1) outside temperatures are not less than 15oF Dry Bulb nor more than 89oF Dry Bulb; (2) outside Wet Bulb temperature does not exceed 73oF when outside Dry Bulb temperature is 89oF and (3) the sources of heat within the Demised Premises in any given room or area do not exceed (a) one person per 100 square feet of usable area and (b) a light and equipment load of four (4) watts per square foot of usable area for all purposes; and

(iv)           provide within the Additional Premises a fire suppressing sprinkler system, in accordance with the standards of the National Fire Protection Association for low hazard occupancies.

FalconStor Software Corporation

The work and installations listed above is sometimes herein referred to as the “Landlord’s Initial Construction”, and shall constitute a single nonrecurring obligation on the part of Landlord. Tenant shall not alter, demolish or remove Landlord’s Initial Construction, or any part thereof, unless Tenant shall, prior to the commencement thereof, obtain Landlord’s written consent thereto, and pay to Landlord a sum, as shall be agreed upon by Landlord and Tenant at the time of obtaining Landlord’s consent, for the restoration thereof.

6.	Effective as of March 1, 2012, Article 11. A. of the Lease is hereby deleted in its entirety and replaced as follows:

“TAXES

If the Taxes which would be assessable to Landlord in any escalation year (without taking into consideration any reductions or abatements granted to Landlord by the taxing authorities by reason of vacancies or other hardships or provisions of law) shall be increased above the Tax Base, then Tenant shall pay to Landlord as additional rent for such escalation year a sum equal to 16.748% of such increases in Taxes (based on the ratio of the Demised Premises area of 59,218 square feet to the Building Area of 353,590 square feet). Tax Base shall be total Taxes due for the tax year from December 1, 2011 to November 30, 2012. Any refund due to Tenant shall be debited by Tenant’s proportionate share of all legal, experts, administrative and other reasonable costs, fees or expenses incurred in connection with obtaining such reduction.

The Tax Base does not presently include any abatements and shall not be deemed reduced by virtue of any future abatements for the purposes of this Article 11.”

7.	The Lease is hereby amended by the addition of a new Article 53, which reads as follows:

“CANCELLATION OPTION

Tenant shall have the option to terminate this lease effective as of the last day of any month during the period commencing on August 31, 2013 and concluding on February 28, 2014 (such date, as applicable, being hereinafter referred to as the (“Termination Date”), provided that Tenant gives Landlord not less than nine (9) months prior written notice (the “Termination Notice”) of its intention to terminate. Such notice shall specify the Termination Date that has been chosen by Tenant. As of the Termination Date, (a) all fixed annual rent and additional rent payable under this lease shall be paid through and apportioned as of the Termination Date; (b) Tenant shall pay Landlord, simultaneously with Tenant’s notice exercising its cancellation option, by certified, bank or official check or wire transfer, an amount (the “Cancellation Fee”) equal to $179,029.28; (c) Neither party shall have any rights, liabilities or obligations under this lease for the period accruing after the Termination Date, except those which, by the provisions of this lease, expressly survive the termination of the term of this lease; and (d) Tenant shall surrender the demised premises in the condition required under this lease.

Tenant’s payment of the Cancellation Fee shall be in addition to Tenant’s obligation to pay rent and additional rent through and including the Termination Date. This option to terminate shall be effective upon Tenant’s giving of the Termination Notice and no additional agreement between Landlord and Tenant shall be necessary to effectuate such termination; provided, however, Landlord and Tenant shall, for their mutual convenience, upon request by either of them, execute a termination agreement prior to the Termination Date.

8.
Anything contained in Schedule B of the Lease notwithstanding, Landlord shall not be obligated to provide cleaning service to any area of the Additional Premises. Tenant shall cause the Additional Premises to be kept clean, at Tenant’s sole cost and expense. Notwithstanding the foregoing, Landlord’s repair and maintenance obligations as set forth in the Lease shall apply with respect to the Additional Premises.

FalconStor Software Corporation

9.
Landlord and Tenant each represent and warrant to the other that Colliers International LI Inc. is the sole broker that has been utilized in the transaction covered hereby. Each party agrees to indemnify, defend and save the other harmless of, from, and against, any and all claims (and all expenses and fees, including attorneys fees, related thereto) for commissions or compensation made by any other broker or entity, arising out of or relating to the breach by the indemnifying party of the foregoing representation. As, if and when this Modification of Lease Agreement shall be fully executed and unconditionally delivered by both Landlord and Tenant, Landlord agrees to pay any commission that may be due Colliers International LI Inc. in connection with this Modification of Lease Agreement in accordance with a separate agreement between Landlord and Colliers International LI Inc.

10.
Section 35 of the Lease is hereby modified to add the words “Attention: Seth R. Horowitz, Vice President and General Counsel” after the word “lease” in clause (A)(i), and to restate clause (A)(iii) in its entirety as follows: “with a copy to Chief Financial Officer”.

11.
Except as amended hereby, the Lease, including Article 11 (as modified by this Agreement) and Schedule C thereof, remains and shall remain in full force and effect in accordance with the terms and conditions thereof.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals the day and year first above written.

LANDLORD:		TENANT:
HUNTINGTON QUADRANGLE 2, LLC		FALCONSTOR SOFTWARE, INC.

By:		By:

Name:		Name:
Title:	Manager	Title:

FalconStor Software Corporation

STATE OF                                                )
: ss.:
COUNTY OF                                            )

On the ____ day of July, 2011, before me, the undersigned, a Notary Public in and for said State, personally appeared ______________________________, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

Notary Public

STATE OF                                                )
                                                                   : ss.:
COUNTY OF                                            )

On the ____ day of July, 2011, before me, the undersigned, a Notary Public in and for said State, personally appeared ______________________________, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

Notary Public

FalconStor Software Corporation

Exhibit 1

Rent Schedule

Exhibit 2

Landlord’s Additional Premises Work